EXHIBIT 99.1

Galapagos announces departure of CSO Piet Wigerinck later this year

Mechelen, Belgium; 22 June 2021, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announces the departure of Dr. Piet Wigerinck later this year.

Dr. Piet Wigerinck joined Galapagos as Senior Vice President Development in 2008 and became Chief Scientific Officer in 2012, overseeing the discovery of novel drug targets through to clinical Proof-of-Concept studies. He led his teams through the very first clinical research done in healthy volunteers at Galapagos and was responsible for the Phase 2 FITZROY and DARWIN programs for filgotinib, which later became Galapagos’ first commercial product Jyseleca®. Under his leadership, Galapagos achieved a significant portfolio of over 100 patent families.

Effective immediately, all early-stage development activities will be added to late-stage clinical development under the responsibility of Chief Medical Officer Dr. Walid Abi-Saab. Piet will remain with the company the coming five months to steer progression of early research while a new leader is sought.

“We are grateful to Piet for his strong scientific leadership over the years. Piet’s vision to identify novel druggable targets has resulted in a large, data-rich pipeline of promising molecules in multiple disease areas which ultimately was partnered with Gilead in a landmark deal. The results with TYK2 inhibitor GLPG3667 and the patient studies with Toledo molecule GLPG3970 expected this summer form part of his considerable legacy,” said Onno van de Stolpe, CEO of Galapagos.

Galapagos retains all guidance for full year 2021 newsflow, including the report of topline results this summer from a Phase 1b trial with TYK2 inhibitor GLPG3667 in psoriasis, and three patient studies with lead Toledo candidate SIK2/3 inhibitor GLPG3970 in psoriasis, ulcerative colitis, and rheumatoid arthritis.

About Galapagos

Galapagos NV discovers and develops small molecule medicines with novel modes of action, several of which show promising patient results and are currently in development in multiple diseases. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development, and commercialization of innovative medicines. More information at www.glpg.com.

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Except for filgotinib’s approval for the treatment of rheumatoid arthritis by the European Commission and Japanese Ministry of Health, Labour and Welfare, our drug candidates are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

Jyseleca® is a trademark of Galapagos NV and Gilead Sciences, Inc. or its related companies.

Contact

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Senior Director Investor Relations
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Global Head of Communications & Public Affairs
+32 473 824 874

Evelyn Fox
Director Executive Communications
+31 6 53 59 19 99
communications@glpg.com

Forward-looking statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the inherent risks associated with clinical trial and product development activities, competitive developments, and regulatory approval requirements, including the risk that data from the ongoing and planned clinical research programs in rheumatoid arthritis, Crohn’s disease, ulcerative colitis, idiopathic pulmonary fibrosis, osteoarthritis, and other inflammatory indications may not support registration or further development due to safety, efficacy or other reasons, the timing or likelihood of regulatory authorities approval of marketing authorization for filgotinib for RA, UC or any other indication, such regulatory authorities requiring additional studies, changes in our management board and key personnel, our ability to effectively transfer knowledge during this period of transition, the search and recruitment of a suitable successor to lead our research organization, Galapagos’ strategic R&D ambitions, including progress on our fibrosis portfolio, and potential changes of such ambitions, Galapagos’ reliance on collaborations with third parties, including the collaboration with Gilead for filgotinib, the uncertainty regarding estimates of the commercial potential of filgotinib, the timing of and the risks related to implementing the amendment of our arrangement with Gilead for the commercialization and development of Jyseleca (filgotinib), the uncertainties relating to the impact of the COVID-19 pandemic and our strategy, business plans and focus, as well as those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2020 and our subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.